SUB-ITEM 77M
MERGERS

On March 1, 2012, the Registrant’s Board of Trustees approved a reorganization of the RidgeWorth Emerging Growth Stock Fund (the “Selling Fund”) into the RidgeWorth Aggressive Growth Stock Fund (the “Acquiring Fund”), another series of the Registrant.  Effective April 27, 2012, each shareholder of the A Shares and I Shares of the Selling Fund became a shareholder of the Acquiring Fund, and received corresponding A Shares and I Shares of the Acquiring Fund in an amount equal in value to the shares of the Selling Fund the shareholder had immediately before the Reorganization.  No shareholder vote was required with respect to the reorganization.